UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

Planar Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

726900103

(CUSIP Number)

Leyard Optoelectronic Co., Ltd.

Leyard American Corporation

Pan Pacific Investment, Inc.

Zach Zhang

c/o Leyard American Corporation

1692 Barclay Blvd.

Buffalo Grove, IL 60089

Attn: Zach Zhang

Telephone: (847) 947-8148

with copies to:

Christopher M. Forrester

Michael S. Dorf

Shearman & Sterling LLP

1460 El Camino Real

Menlo Park, CA 94025

Telephone: (650) 838-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726900103

1.	Names of Reporting Persons. Leyard Optoelectronic Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,000[1]
	8.	Shared Voting Power 1,907,796[2]
	9.	Sole Dispositive Power 85,000[1]
	10.	Shared Dispositive Power 20,000[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,796[1,2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7558%
14.	Type of Reporting Person (See Instructions) CO

[1]	Represents shares of Planar Systems, Inc. (the “Issuer”) common stock beneficially owned Pan Pacific Investment, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Leyard Optoelectronic Co., Ltd.
[2]	Represents the aggregate number of shares of the Issuer’s common stock beneficially owned by (i) Sam Khoury, Stephen Going, Ryan Gray, Richard Hill, Gerald Perkel, Harold Hughes, J. Michael Gullard, each of whom is a shareholder of the Issuer and has entered into a Voting Agreement dated as of August 12, 2015 (the “Voting Agreements”) with Leyard American Corporation, and (ii) Zach Zhang, Leyard American Corporation’s President. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission (x) by any reporting person that it is the beneficial owner of any of the Issuer’s common stock covered by the Voting Agreements and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person, or (y) by any reporting person other than Zach Zhang that it is the beneficial owner of any of the Issuer’s common stock beneficially owned by Zach Zhang and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each such reporting person.

[3]	Represents shares of the Issuer’s common stock beneficially owned by Zach Zhang, Leyard American Corporation’s President. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person other than Zach Zhang that it is the beneficial owner of any of the Issuer’s common stock beneficially owned by Zach Zhang and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each such reporting person.

CUSIP No. 726900103

1.	Names of Reporting Persons. Leyard American Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,000[1]
	8.	Shared Voting Power 1,907,796[2]
	9.	Sole Dispositive Power 85,000[1]
	10.	Shared Dispositive Power 20,000[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,796[1,2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7558%
14.	Type of Reporting Person (See Instructions) CO

[1]	Represents shares of Planar Systems, Inc. (the “Issuer”) common stock beneficially owned Pan Pacific Investment, Inc., a Delaware corporation and a direct wholly owned subsidiary of Leyard American Corporation.
[2]	Represents the aggregate number of shares of the Issuer’s common stock beneficially owned by (i) Sam Khoury, Stephen Going, Ryan Gray, Richard Hill, Gerald Perkel, Harold Hughes, J. Michael Gullard, each of whom is a shareholder of the Issuer and has entered into a Voting Agreement dated as of August 12, 2015 (the “Voting Agreements”) with Leyard American Corporation, and (ii) Zach Zhang, Leyard American Corporation’s President. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission (x) by any reporting person that it is the beneficial owner of any of the Issuer’s common stock covered by the Voting Agreements and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person, or (y) by any reporting person other than Zach Zhang that it is the beneficial owner of any of the Issuer’s common stock beneficially owned by Zach Zhang and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each such reporting person.

[3]	Represents shares of the Issuer’s common stock beneficially owned by Zach Zhang, Leyard American Corporation’s President. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person other than Zach Zhang that it is the beneficial owner of any of the Issuer’s common stock beneficially owned by Zach Zhang and referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each such reporting person.

CUSIP No. 726900103

1.	Names of Reporting Persons. Zach Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0879%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 726900103

1.	Names of Reporting Persons. Pan Pacific Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 85,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3735%
14.	Type of Reporting Person (See Instructions) CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value, of Planar Systems, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1195 NW Compton Drive, Beaverton, OR 97006.

Item 2.	Identity and Background.

(a)-(f)

The persons filing this Statement are Leyard Optoelectronic Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Leyard China”), Leyard American Corporation, a Delaware corporation (“Leyard American”), Pan Pacific Investment, Inc., a Delaware corporation (“Pan Pacific”) and Zach Zhang, the President of Leyard American. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 3. Leyard American is an indirect wholly owned subsidiary of Leyard China. Pan Pacific is a direct wholly owned subsidiary of Leyard American.

Leyard China:

The address of the principal business office of Leyard China is No. 9 Zhenghongqi West Street, North of Summer Palace, Haidian District, Beijing, China, 100091.

The principal business of Leyard China is to develop and manufacture LED products including displays and lighting.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Leyard China is set forth on Exhibit A attached hereto.

During the past five years, neither Leyard China nor, to the best of Leyard China’s knowledge, any director of executive officer of Leyard China, has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Leyard American:

The address of the principal business office of Leyard American is 1692 Barclay Blvd., Buffalo Grove, IL 60089.

The principal business of Leyard American is to develop and manufacture LED products including displays and lighting.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Leyard American is set forth on Exhibit A attached hereto.

During the past five years, neither Leyard American nor, to the best of Leyard American’s knowledge, any director of executive officer of Leyard American, has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Zach Zhang:

The address of the principal business office of Zach Zhang is c/o Leyard American Corporation, 1692 Barclay Blvd., Buffalo Grove, IL 60089.

Zach Zhang’s principal business is to serve as President of Leyard American.

During the past five years, to his knowledge, Zach Zhang has not been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Zach Zhang is a citizen of the United States of America.

Pan Pacific:

The address of the principal business office of Pan Pacific is c/o Leyard American Corporation, 1692 Barclay Blvd., Buffalo Grove, IL 60089.

The principal business of Pan Pacific is to invest directly or indirectly in various companies.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Pan Pacific is set forth on Exhibit A attached hereto.

During the past five years, neither Pan Pacific nor, to the best of Pan Pacific’s knowledge, any director of executive officer of Pan Pacific, has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source Amount of Funds or Other Consideration

Shares Covered by Voting Agreement

On August 12, 2015, Leyard American, Leopard Acquisition Corporation, an Oregon corporation and wholly-owned subsidiary of Leyard American (“Merger Sub”), and Leyard China, the owner of all of the issued and outstanding capital stock of Leyard American, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Leyard American (the “Merger”).

As an inducement for Leyard American to enter into the Merger Agreement and in consideration thereof, all of the shareholders of the Issuer set forth on Exhibit B hereto (collectively, the “Shareholders”), each entered into separate voting agreements with Leyard American, dated as of August 12, 2015, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4 below, whereby, subject to the terms of each such voting agreement, the Shareholders agreed, among other things, to vote their shares of the Issuer’s capital stock (the “Voting Shares”) in favor of the approval of the Merger Agreement and the Merger and against the approval of any Acquisition Proposal (as such term is defined in the Merger Agreement). Each of these Shareholders also granted Leyard American or its designees an irrevocable proxy granting Leyard American the right to vote the Voting Shares with respect to the covered matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). Leyard American did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Statement and the Voting Agreements included as Exhibit 2 to this Statement. These agreements are incorporated into this Statement where such references and descriptions appear.

Shares Acquired by Pan Pacific

Pan Pacific holds 85,000 shares of common stock of the Issuer, purchased for an average of approximately $4.50 per share, for an aggregate purchase price of approximately $382,500. The source of funds for this consideration was Leyard China, Pan Pacific’s indirect parent. All shares were acquired more than 60 days before the date of the event requiring the filing of this Statement.

Shares Acquired by Zach Zhang

Zach Zhang holds 20,000 shares of common stock of the Issuer, purchased for an average of approximately $2.75 per share, for an aggregate purchase price of approximately $55,000. The source of funds for this consideration was Zach Zhang’s personal funds. All shares were acquired more than 60 days before the date of the event requiring the filing of this Statement.

Item 4.	Purpose of Transaction

Shares Covered by Voting Agreement

(a)-(b) As described in Item 3 above, this Statement relates to the proposed acquisition of the Issuer pursuant to the terms of the Merger Agreement. To induce Leyard American to enter into the Merger Agreement, each of the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each outstanding share of common stock of the Issuer will be converted into the right to receive $6.58 in cash, without interest and subject to deduction for any required withholding taxes.

The consummation of the Merger is subject to customary closing conditions, including, among others, (i) the approval of the Merger by the holders of at least sixty-seven (67%) of the outstanding common stock of the Issuer, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, (iii) clearance from the Committee on Foreign Investment in the United States, and (iv) other customary closing conditions.

The Voting Agreements

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreements, until immediately after the Expiration Date (as defined below), each of the Shareholders agreed to vote in favor of the approval of the Merger Agreement and the Merger and against any Acquisition Proposal (as such term is defined in the Merger Agreement) at every meeting of the shareholders of the Company called with respect to any of the foregoing, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the foregoing. In addition, each of the Shareholders agreed not to solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in opposition to any proposal or action in favor of the approval of the Merger Agreement or the Merger, initiate a shareholders’ vote with respect to an Acquisition Proposal, or become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Issuer with respect to an Acquisition Proposal.

Furthermore, each of the Shareholders agreed not to enter into any agreement or understanding with any person with respect to the voting of such Shareholder’s Voting Shares that conflicts with the terms of the Voting Agreements and to waive all applicable appraisal rights arising in connection with the Merger.

Each Shareholder irrevocably appointed Leyard American and its designees as his or her attorney-in-fact and proxy to vote and execute consents, with respect to the Voting Shares with respect to the matters covered.

The Voting Agreements do not limit or restrict such Shareholders in their respective capacities as directors, officers or fiduciaries of the Issuer.

Transfer Restrictions

While the Voting Agreements remain in effect, each of the Shareholders agreed not to (1) directly or indirectly, sell, transfer, exchange or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) its Voting Shares, or (2) directly or indirectly, grant any proxies or powers of attorney, deposit any of its Voting Shares into a voting trust or enter into a voting agreement with respect to any of its Voting Shares, or enter into any agreement or arrangement providing for any of the foregoing actions.

The restrictions described above do not prohibit or otherwise restrict the ability of each Shareholder (i) if such Shareholder is an individual, to transfer or otherwise dispose of its Voting Shares to any family member of such Shareholder or trust for the benefit of such Shareholder or any family member of such Shareholder, (ii) if such Shareholder is an entity, to transfer or otherwise dispose of any Voting Shares to any shareholder, affiliated fund, member, beneficiary or partner of such Shareholder, (iii) to transfer or otherwise dispose of any Voting Shares to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (iv) in connection with or for the purpose of personal tax planning, or (v) to transfer or otherwise dispose of any Voting Shares if required by order, law or operation of law; provided, that any assignee or transferee under clauses (i) (except in the case of a transfer by will or under the laws of intestacy), (ii), (iii), and (iv) agrees to be bound by the terms of the Voting Agreements and executes and delivers a written consent memorializing such agreement.

Termination

The Voting Agreements will terminate upon the earlier to occur of: (i) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof, (ii) upon the effectiveness of any amendment, modification or supplement to the Merger Agreement, which amendment, modification or supplement would (A) reduce the amount or change the form or composition of the Merger Consideration payable in the Merger, or (B) create any additional condition to completion of the Merger, and (iii) the effective time of the Merger (the earlier of such dates, the “Expiration Date”).

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of the Issuer (the surviving corporation of the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation and the Bylaws shall be amended and restated in their entirety in accordance with Section 2.5 of the Merger Agreement.

(h)–(i) If the Merger is consummated as planned, the Issuer’s common stock will cease to be quoted on the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement and the Voting Agreements in this Statement are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Shares Acquired by Pan Pacific

(a)-(j)

Not applicable.

Shares Acquired by Zach Zhang

(a)-(j)

Not applicable.

Item 5.	Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 22,759,842 shares of the Issuer’s common stock outstanding, which the Issuer represented in the Merger Agreement to be the number of shares outstanding as of August 11, 2015.

Leyard American and Leyard China:

As of the date hereof, Leyard American and Leyard China do not own any shares of the Issuer’s common stock, other than the shares they own indirectly through their ownership of Pan Pacific. However, as a result of (i) the Voting Agreements, Leyard American and Leyard China may be deemed to share with each Shareholder the power to vote, or to direct the voting of, the shares of the Issuer’s common stock of such Shareholder covered by the Voting Agreements solely with respect to those matters described in the Voting Agreements and (ii) their affiliation with Zach Zhang, Leyard American and Leyard China may be deemed to share with Zach Zhang the power to vote or dispose of, or to direct the voting or disposition of, the shares of the Issuer’s common stock under Zach Zhang’s ownership. Accordingly, Leyard American and Leyard China may be deemed to each be the beneficial owners of an aggregate of 1,907,796 shares of common stock of the Issuer that are beneficially owned by the Shareholders and by Zach Zhang, in addition to the 85,000 shares of common stock of the Issuer that they own indirectly through their ownership of Pan Pacific, which together constitutes approximately 8.7558% of the outstanding voting securities as of August 11, 2015 (assuming, pursuant to Rule 13d-3 of the Exchange Act, the inclusion of an aggregate of 266,000 shares issuable upon the exercise or settlement of options which the Shareholders beneficially own).

Except as described in Item 4 of this Statement and in the Voting Agreements, Leyard American and Leyard China are not entitled to any rights as a shareholder of the Issuer. Leyard American and Leyard China disclaim beneficial ownership of the shares of the Issuer’s common stock covered by the Voting Agreements or beneficially owned by Zach Zhang and nothing herein shall be construed as an admission that Leyard American or Leyard China are the beneficial owner of such shares.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Leyard American, Leyard China or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference in this Item 5.

Zach Zhang:

As of the date hereof, Zach Zhang has sole power to vote or to direct the vote of, as well as dispose or direct the disposition of 20,000 shares of the Issuer’s common stock, or 0.0879% of the outstanding voting securities as of August 11, 2015.

Pan Pacific:

As of the date hereof, Pan Pacific has sole power to vote or to direct the vote of, as well as dispose or direct the disposition of 85,000 shares of the Issuer’s common stock, or 0.3735% of the outstanding voting securities as of August 11, 2015.

(c)

Leyard China:

To the knowledge of Leyard China, neither Leyard China nor any of its executive officers or directors has effected any transactions in the shares of the Issuer’s common stock within the past 60 days.

Leyard American:

To the knowledge of Leyard American, neither Leyard American nor any of its executive officers or directors has effected any transactions in the shares of the Issuer’s common stock within the past 60 days.

Zach Zhang:

Zach Zhang has not effected transactions in the shares of the Issuer’s common stock within the past 60 days.

Pan Pacific:

Pan Pacific has not effected transactions in the shares of the Issuer’s common stock within the past 60 days.

(d)

To the knowledge of Leyard American and Leyard China, no person (other than the Shareholders, Zach Zhang and Pan Pacific) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Agreement and Plan of Merger, dated August 12, 2015, by and among the Issuer, Leyard American, Merger Sub and Leyard China (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Planar Systems, Inc. on August 13, 2015 (File No. 0-23018)).

2	Form of Voting Agreement, dated as of August 12, 2015, by and among Leyard American and certain shareholders of the Issuer.

3	Joint Filing Agreement, dated September 16, 2015 by and among Leyard China, Leyard American, Zach Zhang and Pan Pacific.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2015

LEYARD OPTOELECTRONIC CO., LTD.

By:	/s/ Jun (“Victor”) Li
Name:	Jun (“Victor”) Li
Title:	President

LEYARD AMERICAN CORPORATION

By:	/s/ Zach Zhang
Name:	Zach Zhang
Title:	President

ZACH ZHANG

By:	/s/ Zach Zhang
Name:	Zach Zhang

PAN PACIFIC INVESTMENT, INC.

By:	/s/ Zach Zhang
Name:	Zach Zhang
Title:	President

EXHIBIT A

Directors and Officers of Leyard American Corporation

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Leyard American Corporation. The business address of each director and executive officer is: c/o Leyard American Corporation, 1692 Barclay Blvd, Buffalo Grove, IL 60089.

Board of Directors

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Jun Li	General Manager, Leyard Optoelectronics Co., Ltd.	China

Zach Zhang	President, Leyard American Corporation	USA

Wei Geng	Vice-General Manager, Leyard Optoelectronics Co., Ltd. & Chief of Technology, Leyard American Corporation	China

Executive Officers

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Jun Li	General Manager, Leyard Optoelectronics Co., Ltd.	China

Zach Zhang	President, Leyard American Corporation	USA

Wei Geng	Vice-General Manager, Leyard Optoelectronics Co., Ltd. & Chief of Technology, Leyard American Corporation	China

Directors and Officers of Leyard Optoelectronic Co., Ltd.

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Leyard China. The business address of each director and executive officer is: c/o Leyard American Corporation, 1692 Barclay Blvd, Buffalo Grove, IL 60089.

Board of Directors

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Jun Li	General Manager, Leyard Optoelectronics Co., Ltd.	China

Channi Fu	Human Resources Manager, Leyard Optoelectronics Co., Ltd.	China

Lianqi Tan	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Wei Geng	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Li Sha	CFO, Leyard Optoelectronics Co., Ltd.	China

Executive Officers

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Jun Li	General Manager, Leyard Optoelectronics Co., Ltd.	China

Lianqi Tan	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Wei Geng	Vice-General Manager, Leyard Optoelectronics Co., Ltd. & Chief of Technology, Leyard American Corporation	China

Li Sha	CFO, Leyard Optoelectronics Co., Ltd.	China

Nannan Li	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Bo Yuan	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Haiyi Liu	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Changjun Lu	Vice-General Manager, Leyard Optoelectronics Co., Ltd.	China

Directors and Officers of Pan Pacific Investment, Inc.

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Pan Pacific Investment, Inc. The business address of each director and executive officer is: c/o Leyard American Corporation, 1692 Barclay Blvd, Buffalo Grove, IL 60089.

Board of Directors

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Zach Zhang	President, Leyard American Corporation	USA

Executive Officers

Name and Address (if Applicable)	Present Principal Occupation or Employment	Citizenship

Zach Zhang	President, Leyard American Corporation	USA

Exhibit B

Shareholders Signing Voting Agreements

Name
Sam Khoury
Stephen Going
Ryan Gray
Richard Hill
Gerald Perkel
Harold Hughes
J. Michael Gullard